

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 11, 2009

Mr. Burton M. Tansky
Chief Executive Officer
Neiman Marcus, Inc.
1618 Main Street
Dallas, Texas 75201

> **Re: Neiman Marcus, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008**
> **Filed September 24, 2008**
> **Quarterly Report on Form 10-Q for the Period Ended May 2, 2009**
> **Filed June 10, 2009**
> **File No. 333-133184-12**

Dear Mr. Tansky:

We have reviewed your response to our letter dated July 8, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008

Note 1. Summary of Significant Accounting Policies, page F-11
Goodwill and Intangible Assets, page F-13

1.   We note your response to comment 21 of our letter dated July 8, 2009. Please address the following:

- We note you used an income approach to determine the fair value of your customer lists. We assume you utilized various estimates in your determination of fair value of your customer lists, including estimates of future cash flows. If the future cash flows utilized in your determination of fair value were other than straight-line, then please explain in detail how you

could have reasonably concluded straight-line amortization of the intangible
asset was appropriate under GAAP.

- Explain to us in detail your process for assessing the actual historical cash
flows and attrition rates of your customer lists versus your estimated cash
flows and attrition rates. In this regard, summarize for us your historical cash
flows and attrition rates derived from your customer lists versus your original
estimates for the past three fiscal years. We may have further comment.

Note 13. Employee Benefit Plans, page F-21

2.   We note your response to comment 25 of our letter dated July 8, 2009. We re-
issue our prior comment. Please provide to us your actual returns earned on your
pension plan assets for the past 10, 15, and 20 year periods. To the extent your
long-term returns fall below your expected rate of return of 8%, then explain in
detail how you could have reasonably concluded such an expected return was
appropriate to use. We may have further comment.

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna
DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding
these comments, or me at (202) 551-3377 with any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief